As filed with the U.S. Securities and Exchange Commission on March 13, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: March 13, 2026

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Lord Abbett Floating Rate High Income Fund (the “Fund”)

3.	Securities and Exchange Commission File No.:

811-23510

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

30 Hudson Street
Jersey City, New Jersey 07302-4804
1

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Matthew Barsamian, Esq. Dechert LLP 1900 K Street NW Washington, DC 20006 (202) 261-3392

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act 17 CFR 270.31a-1, .31a-2:

Lord, Abbett & Co. LLC (“Lord Abbett”)

30 Hudson Street

Jersey City, New Jersey 07302-4804

(201) 827-2000

As the Registrant’s investment adviser, Lord Abbett is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, include those records required to be maintained under the Investment Advisers Act of 1940 and the Investment Company Act of 1940.

State Street Bank and Trust Company (“SSB”)

One Congress Street

Boston, MA 02114

(617) 664-5273

As the Registrant’s custodian, SSB is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end	[X]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Lord, Abbett & Co. LLC 30 Hudson Street Jersey City, New Jersey 07302-4804 (201) 827-2000

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Lord Abbett Distributor 30 Hudson Street Jersey City, NJ 07302

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositors’ name(s) and address(es):

Not applicable

(b) Directors’ name(s) and address(es):

Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

The Board approved the liquidation by written consent on January 31, 2025.

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes	[X]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund’s Declaration and Agreement of Trust does not require a shareholder vote to abandon the Fund’s registration statement. The Fund may be dissolved at any time by the Trustees, without shareholder approval, pursuant to Article IX, Section IX.1 of the Declaration and Agreement of Trust.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

March 28, 2025

(b)	Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes	[X]	No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ]	Yes	[X]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes	[ ]	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[ ]	Yes	[X]	No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $29,468.30

(ii) Accounting expenses: 0

(iii) Other expenses (list and identify separately): 0

(iv) Total expenses (sum of lines (i) - (iii) above): $29,468.30

	(b)	How were those expenses allocated?

Expenses were allocated to the Fund and Lord Abebtt.

	(c)	Who paid those expenses?

$27,309.65 = The Fund

$2,158.65 = Lord Abbett

	(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Lord Abbett Floating Rate High Income Fund, (ii) she is the Vice President and Assistant Secretary of Lord Abbett Floating Rate High Income Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Christine Y. Sun
Name:	Christine Y. Sun
Title:	Vice President and Assistant Secretary
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